Central Fund Canada Cl A
Common Shares
153501101
June 30, 2003


CUSIP 153501101
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,030,746

6. 349,412

7. 1,030,746

8. 349,412

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Central Fund Canada Cl A
(b) P.O. Box 7319
    Ancaster, Ontario
    L9G 3N6
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 153501101

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 1,030,746
    (ii) 349,412
    (iii) 1,030,746
    (iv)  349,412

Item 5
Yes, ceased to hold more than five percent of the class of securities.

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
Julu 10, 2003
Neal Nenadovic
Chief Financial Officer